December 23, 2019

Sean Hsieh
Chief Executive Officer of Concreit Inc.
Concreit Fund I LLC
1411 4th Avenue
Seattle, Washington 98101

       Re: Concreit Fund I LLC
           Draft Offering Statement on Form 1-A
           Submitted on November 27, 2019
           CIK 0001781324

Dear Mr. Hsieh:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A Submitted on November 27, 2019

General

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.
2. Please be advised that you are responsible for analyzing the applicability of the
       Investment Advisers Act of 1940 to your external manager.
 Sean Hsieh
FirstName LastNameSean Hsieh
Concreit Fund I LLC
Comapany23, 2019
December NameConcreit Fund I LLC
Page 2
December 23, 2019 Page 2
FirstName LastName
3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division's
         Office of Mergers and Acquisitions at 202-551-3440.
Cover Page

4. We note that your offering will terminate when all $50 million of the investor shares are sold or if you terminate the offering sooner. Please disclose the date that the offering will end. See Item 501(b)(8)(iii) of Regulation S-K.
5. Please revise your cover page to state that you are not an investment company and investors will not have the protections provided under the Investment Company Act of
         1940.
Distributions, page 52

6. Please clarify, if true, that the Preferred Return Hurdle is five percent (5%) per annum of an Investor Member's initial investment.
Signatures, page 98

7. Please have your principal financial officer and principal accounting officer sign the offering statement. Refer to Instruction 1 to Instructions to Signatures on Form 1-A.
Exhibits

8. We note the subscription agreement includes a fee shifting provision in Section 8.7.
         Please expand your disclosure to specify the types of actions subject to fee shifting and whether the provision is intended to apply to claims under the federal securities laws.
         Please also disclose whether purchasers of shares in a secondary transaction would be subject to these provisions. Please also clarify the level of recovery required by the plaintiff to avoid payment. Lastly, please specify who is subject to the provision and who is allowed to recover under the provision. Please include risk factor disclosure regarding the risk that the fee shifting provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.
9. We note that Section 12 of your subscription agreement includes an arbitration provision. Please revise your offering statement to:
           Describe this provision, including how it will impact your investors and any significant risks to your investors arising therefrom;
           Describe any questions as to enforceability under federal and state law;
           Clarify whether this provision applies to claims under the federal securities laws; and
 Sean Hsieh
Concreit Fund I LLC
December 23, 2019
Page 3
              To the extent this provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to such provision, investors will not be deemed to have waived the company s compliance with the federal securities laws and the rules and regulations thereunder.
10. We note that your governing law provision in Section 13.3 of your operating agreement identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, a federal court in Delaware) as the exclusive forum for all disputes arising from this agreement. Please describe this provision in the offering circular, including any risks or other impacts on investors, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also state that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the governing law provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
11.      We note that Section 13 of your subscription agreement and Section
13.4 of your
         operating agreement include a jury trial waiver provision. Please disclose the provisions in your offering statement and discuss the significant risks of these provisions to your investors. In this regard, please disclose whether the jury trial provisions apply to claims under the federal securities laws.
12. Please ensure that the supplement to the offering circular, the template of which you have
FirstName LastNameSean Hsieh
       included as Exhibit 15.4 to the offering circular, reflects a monthly, rather than quarterly
Comapany NameConcreit discloseLLCnumber of Investor Shares outstanding at the end of the price, and that you Fund I the
December 23,preceding the adjustment to arrive at NAV per Investor Share.
       month 2019 Page 3
FirstName LastName
 Sean Hsieh
FirstName LastNameSean Hsieh
Concreit Fund I LLC
December NameConcreit Fund I LLC
Comapany23, 2019
Page 4
December 23, 2019 Page 4
FirstName LastName
        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction